FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the year ended December 31, 2019

CARDONE EQUITY FUND V, LLC

Commission File No. 024-10865

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital, LLC

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

All correspondence:

Jillian Sidoti, Esq.

TROWBRIDGE SIDOTI

38977 Sky Canyon Drive – Suite 101

Murrieta, CA 92563

(323) 799-1342

EMAIL FOR CORRESPONDENCE: jillian@crowdfundinglawyers.net

Class A Interests

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) of Cardone Equity Fund V, LLC (the “Company,” “CEF V,” “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

The Company’s financial statements, have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and the real estate market specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside refinancing;

•	decreased rental rates or increased vacancy rates;

•	changes in real estate and zoning laws and increases in real property tax rates and values;

•	failure of acquisitions to yield anticipated results;

•	legislative or regulatory changes impacting our business or our assets;

•	exposure to liability relating to environmental and health and safety matters;

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CARDONE EQUITY FUND V, LLC

ANNUAL REPORT ON FORM 1-K

For the Year ended December 31, 2019

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PART II

Cardone Equity Fund V, LLC

Item 1. Business

The Company

CARDONE EQUITY FUND V, LLC is a limited liability company organized May 4, 2018 under the laws of Delaware. The Company started its offering December 12, 2018, and in less than ten months, on September 20, 2019, the Company completed raising $50 million under Regulation A Plus from over 2,200 individual investors, and completed its investments in five income producing multifamily real estate properties located in Delray Beach, Florida, Sugar Lands, Texas, Sunrise, Florida, Naples, Florida, and Panama City Beach, Florida.

The Company made its investments through various limited liability corporations (“LLC’s”) (treated as partnerships) that own a single multifamily property (single purpose entities “SPE” or “Cardone Member” entity). The LLC's are also co-owned by the Company, Cardone Equity Fund IV, LLC (“CEF IV”) and Grant Cardone. Grant Cardone owns from 1% to 5.06% of the LLC’s. CEF IV is a $106 million fund for accredited investors that was formed May 4, 2018 and began investing in properties on September 27, 2018. The Managing Member parallel invested the funds raised from the Company’s offering, funds raised from CEF IV’s offering and Grant Cardone in all property acquisitions at various equity levels. The amount invested varied depending on the lender’s requirements and the amount of funds raised by the Company and CEF IV. (See Annual Report Item 7. Financial Statements Note 5 Related Party Transactions Co-investments for further information.)

The Company operates under the direction of Mr. Grant Cardone, who is the Managing Member of Cardone Capital, LLC and Cardone Real Estate Acquisitions, LLC, (“CREA”). CREA, under the direction of Mr. Cardone, is responsible for the oversite of the third-party property managers who supervise the day to day operations of the properties and the eventual decision regarding each property’s disposal.

The Company is not registered as an Investment Company under the Investment Company Act of 1940, as amended.

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Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The information discussed in this item should be read together with the Company’s audited financial statements and related notes appearing under Item 7 of this Annual Report.

Overview

Cardone Equity Fund V, LLC is a Delaware limited liability corporation was formed to primarily invest directly or indirectly in multifamily apartment complexes located throughout the United States.

On September 20, 2019, the Company completed raising $50 million under Regulation A Plus from over 2,200 individual investors, and completed its investments in five income producing multifamily real estate properties located in Delray Beach, Florida, Sugar Lands, Texas, Sunrise, Florida, Naples, Florida, and Panama City Beach, Florida

Results of Operations

On December 12, 2018, the Company began receiving subscriptions from investors and as of December 31, 2018 had received about 7,223 Class A Interests in subscriptions. Effective January 1, 2019 the Company accepted 6,982.421 Class A Interests into the Company and purchased its first investment in 10X Living at Delray Beach, a multifamily property, located in Delray Beach, Florida. (See Recent Developments section for further information). As of December 31, 2018, we had not purchased any real estate and our assets were comprised solely of $7,303,007 in cash and deferred offering costs and liabilities consisted of $7,222,501 in Subscriptions and $80,506 owned to a related party as an advance.

During 2019, the Company continued to raise equity and co-invested in five multifamily properties located in Texas and Florida and completed its investing activities on September 20, 2019. As of December 31, 2019, Company was invested in five multifamily properties which have a fair market value of $50,847,347 and a cost of $48,146,367. Unrealized gains during 2019 totaled $2,700,980 and the operating expenses totaled $406,808 netting to an increase in net assets from operations of $2,294,172. (See Recent Developments section for further information)

Our results of operations as of December 31, 2019, may not be indicative of those expected in future periods as the fair market value of the assets will fluctuate with changes in general economic conditions and the real estate market specifically.

Liquidity and Capital Resources

As of December31, 2019 and 2018, we had no outstanding debt. The investments in real estate have leveraged individual assets with non-recourse debt of up to 60%-75% of the cost of the acquisition price. As of December 31, 2019, the debt financing for our entire portfolio is less than 70% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves). The loans terms range from 7-10 years, have interest rates ranging from 3.25% to 4.5% and pay interest only for at least the first five years.

The Company’s management team determines the amount of distributions (“Distributable Cash”) to be paid to our investors from the distributions received from the investment in the properties. During 2019, the Company received monthly distributions from the operations of the multifamily properties, totaling $1,499,389 and distributed a total of $1,285,502 representing a 4.5% annual rate of return to its Class A Unit holders. No distributions were paid to the Class B unit holders, the Manager. (See Annual Report Item 7. Financial Statements Note 4 Member’s Equity/Net Assets for further information.)

Distributions paid to investors may not be indicative of future distributions since they are dependent upon the amount of available Distributable Cash from each property which may vary due to changes in rental rates, occupancy, expenses and other obligations of the property and general market conditions.

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Trends and Key Information Affecting our Performance

Through December 31, 2019, we believed that current market dynamics and underlying fundamentals suggest the positive trends in the United States multifamily housing will continue. Steady job growth, broadly increasing rentership rates, increasing household formations and aligned demographic provide the backdrop for strong renter demand. We believe that other factors impacting the prime United States renter demographic such as delayed major life decisions, increased levels of student debt and tight credit standards in the single-family home mortgage market support the value proposition of owning multifamily properties. (see Recent Developments section for recent changes)

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Fair Value Measurement

See Note 3 to our financial statements in “the Annual Report Item 7. Financial Statements” for a discussion on how we treat fair value measurement of the Company’s real estate investments.

Recent Developments

On December 12, 2018, the Company began receiving subscriptions from investors and effective January 1, 2019 accepted 6,982.421 Class A Interests into the Company. The Company immediately purchased an investment in Cardone Delray Member, LLC which owns, Atlantic Delray Beach, LLC (dba 10X Living at Delray) a 346-unit garden-style apartment complex located in Delray Beach, FL. This property was built in 2017 with an average unit size of 1,048 sq. ft.. As subscription agreements were accepted by the Company during 2019, the Company purchased a larger interest in 10X Living at Delray and completed its investment on January 25, 2019.

On January 25, 2019, the Company purchased an interest in Cardone Stella Member, LLC which owns Stella 351, LLC (dba Stella at Riverstone) a 351-unit luxury garden-style apartment complex located in Sugar Land, TX. This property was built in 2018 with an average unit size of 924 sq. ft.. As subscriptions agreements were accepted by the Company, the Company continued to purchase interests and completed its investment on March 8, 2019.

On July 16, 2019, the Company purchased an interest in Cardone Sawgrass Member, LLC which owns Sunrise Village Development, LLC (dba 10X Living at Sawgrass) a 501-unit luxury garden-style apartment complex located in Sunrise, FL. This property was built in 2013 with an average unit size of 988 sq. ft.. As subscriptions agreements were accepted by the Company, the Company continued to purchase interests and completed its investment on August 30, 2019.

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On July 1, 2019, the Company purchased an interest in Cardone Laguna Member, LLC which owns Fountain View Circle, LLC (dba 10X Living at Naples) a 456-unit garden-style apartment complex located in Naples, FL. This property was built in 1990 with an average unit size of 1,027 sq. ft. The investment was completed on the acquisition date.

On September 16, 2019, the Company purchased an interest in Cardone Ashley Member, LLC which owns ABP Borrower, LLC (dba 10X Living at Breakfast Point) a 360-unit luxury garden-style apartment complex located in Panama City Beach, FL. This property was built in 2007 with an average unit size of 1,015 sq. ft. As subscriptions agreements were accepted by the Company, the Company continued to purchase interests and completed its investment on September 20, 2019.

As previously mentioned, the Company co-invests with two other related parties: Grant Cardone its Managing Member and related accredited fund CEF IV. For further information regarding the ownership interest of the co-investments, see Annual Report Item 7. Financial Statements note 5 Related Party Transactions Co-investments.

The United States and many parts of the world are currently under mandated or suggested “stay-in-place” orders in an attempt to contain the COVID-19 virus pandemic. Due to these orders and urges of social distancing, many businesses have been forced to temporarily close until the virus is contained. To this end, it is unclear of the potential risks to our business as a result of these orders and closures. It is uncertain what the economic results will be. It is expected that both employment and the real estate market will be adversely affected.

Item 3. Directors and Officers

The following table shows the names and ages of the principals of the Manager of the Company and the positions held by each individual:

Name(1)	Age	Title
Grant Cardone	62	Chief Executive Officer
Ryan Tseko	35	Portfolio Manager
Susan Schieman	63	Chief Financial Officer

_____________

(1)	The address for the above individuals listed is 18909 NE 29th Ave, Aventura, FL 33180

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Biographical information regarding the above individuals can be found in our Offering Circular, MANAGER, EXECUTIVE OFFICERS, PROPMOTERS AND CONTROL PERSONS, Duties Responsibilities and Experience section, page 53.

We operate under the direction of Mr. Grant Cardone. He is the sole decision maker of Cardone Capital, LLC which is the Manager of the Company. All business and affairs of the Company shall be managed by the Manager. The Manager directs, manages, and controls the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company.

Compensation of Executive Officers

Mr. Cardone does not currently receive any compensation for his services. The other principals do receive compensation from CREA, the acquisition arm of the sponsor for his or her services, Mr. Cardone along with the above individuals are responsible for managing the day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, supervise the third-party property managers performance over the acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to the Manager’s affiliate, CREA for its employees, through fees we pay to our sponsor, we do not intend to pay any compensation directly to Mr. Cardone or his affiliates. More information regarding the compensation of our officers and directors and our sponsor can be found in our Offering Circular, EXECUTIVE COMPENSATION section, page 54.

Item 4. Security Ownership of Management and Certain Securityholders

Mr. Cardone owns 100% of Cardone Capital, LLC the Managing Member of the Company and 100% of CREA, the acquisitions arm of the Company he also owns 65.123 units in the Company as of December 31, 2019.

Item 5. Interest of Management and Others in Certain Transactions

See Note 4 to our financial statements in “Item 7. Financial Statements” for a discussion of related party transactions.

Item 6. Other Information

Investments in Cardone Sawgrass Member, LLC, Cardone Laguna Member, LLC and Cardone Ashley Member, LLC were made after July 1, 2019. (See Item 2 Management’s Discussion and Analysis of Financial Conditions and Results of Operations -Recent Events section for more information)

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Item 7. Financial Statements

CARDONE EQUITY FUND V, LLC

Financial Statements and Independent Auditors’ Report

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INDEPENDENT AUDITORS' REPORT

Cardone Equity Fund V, LLC

Aventura, Florida

We have audited the accompanying financial statements of Cardone Equity Fund V, LLC, which comprise the statements of net assets as of December 31, 2019 and 2018, including schedule of real estate investments as of December 31, 2019, and the related statements of  operations, changes in net assets, and cash flows for the year ended December 31, 2019 and the period from May 4, 2018 (inception) through December 31, 2018, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cardone Equity Fund V, LLC as of December 31, 2019 and 2018, and the results of its operations, changes in net assets and its cash flows for the year ended December 31, 2019 and the period from May 4, 2018 (inception) through December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co., P.A.

April 21, 2020

Miami, Florida

F-1

Cardone Equity Fund V, LLC
Statements of Net Assets
As of December 31, 2019 and 2018

	December 31, 2019	December 31, 2018
Assets:

Real estate investments, at fair value (cost of $48,146,367 and $0, respectively)	$50,847,347	$-
Cash	99,213	7,222,701
Deferred offering costs	-	80,306

Total assets	50,946,560	7,303,007

Liabilities:

Offering proceeds	-	7,222,501
Accounts payable	2,409	-
Accrued expense and other related party payables	83,562	80,506

Total liabilities	85,971	7,303,007

Net assets	$50,860,589	$-

See accompanying notes, which are an integral part of these financial statements

F-2

Cardone Equity Fund V, LLC
Schedule of Real Estate Investments
As of December 31, 2019

	Ownership		Fair Market
Investment	Interest	Cost Basis	Value

Cardone Delray Member, LLC[1]	39.02%	$12,860,785	$13,677,900

Cardone Stella Member, LLC[2]	30.82%	8,702,664	10,379,527

Cardone Sawgrass Member, LLC[3]	24.27%	11,984,952	12,023,638

Cardone Laguna Member, LLC[4]	36.87%	10,432,367	10,515,327

Cardone Ashley Member, LLC[5]	22.21%	4,165,599	4,250,955

		$48,146,367	$50,847,347

_________________

1 Cardone Delray Member, LLC owns 100% of Atlantic Delray Beach, LLC (d/b/a: 10X Living at Delray) which holds an investment in a 346 unit multifamily residential apartment development located in Delray Beach, FL.  The Company invested in Cardone Delray Member, LLC on January 1, 2019.  The Company's proportional share of this investment represents 26.90% of net assets.

2 Cardone Stella Member, LLC owns 100% of Stella 351, LLC (d/b/a: Stella at Riverstone) which holds an investment in a 351 unit multifamily residential apartment development located in Sugar Land, TX.  The Company invested in Cardone Stella Member, LLC on January 25, 2019.  The Company's proportional share of this investment represents 20.41% of net assets.

3 Cardone Sawgrass Member, LLC owns 100% of Sunrise Village Development, LLC (d/b/a: 10X Living at Sawgrass) which holds an investment in a 501 unit multifamily residential apartment development located in Sunrise, FL.  The Company invested in Cardone Sawgrass Member, LLC on July 16, 2019.  The Company's proportional share of this investment represents 23.65% of net assets.

4 Cardone Laguna Member, LLC owns 100% of Fountain View Circle, LLC (d/b/a: 10X Living at Naples) which holds an investment in a 456 unit multifamily residential apartment development located in Naples, FL.  The Company invested in Cardone Laguna Member, LLC on July 1, 2019.  The Company's proportional share of this investment represents 20.68% of net assets.

5 Cardone Ashley Member, LLC owns 100% of ABP Borrower, LLC (d/b/a: 10X Living at Breakfast Point) which holds an investment in a 360 unit multifamily residential apartment development located in Panama City Beach, FL.  The Company invested in Cardone Ashley Member, LLC on September 16, 2019.  The Company's proportional share of this investment represents 8.36% of net assets.

See accompanying notes, which are an integral part of these financial statements

F-3

Cardone Equity Fund V, LLC
Statements of Operations
For the Year ended December 31, 2019
and the Period From May 4, 2018 (Inception) to December 31, 2018

		Inception
	Year Ended	to
	December 31, 2019	December 31, 2018

Investment Income	$-	$-

Expenses

Asset management fee	327,190	-
Professional fees	42,673	-
Administrative and other	36,945	-

Total expenses	406,808	-

Net investment loss	(406,808)	-

Change in unrealized gains on real estate investments	2,700,980	-

Net increase in net assets resulting from operations	$2,294,172	$-

See accompanying notes, which are an integral part of these financial statements

F-4

Cardone Equity Fund V, LLC
Statements of Changes in Net Assets
For the Year ended December 31, 2019
and the Period From May 4, 2018 (Inception) to December 31, 2018

	Total	Members Class A Interests	Managing Member Class B Interests

Balance at May 4, 2018 (inception)	$-	$-	$-

Net increase in net assets resulting from operations	-	-	-

Balance at December 31, 2018	-	-	-

Contributions	50,000,000	50,000,000	-

Distributions	(1,285,502)	(1,285,502)	-

Offering and syndication costs	(148,081)	(148,081)	-

Net increase in net assets resulting from operations	2,294,172	1,491,212	802,960

Balance, December 31, 2019	$50,860,589	$50,057,629	$802,960

See accompanying notes, which are an integral part of these financial statements

F-5

Cardone Equity Fund V, LLC
Statements of Cash Flows
For the Year ended December 31, 2019
and the Period From May 4, 2018 (Inception) to December 31, 2018

		Inception
	Year Ended	to
	December 31, 2019	December 31, 2018
Cash flows from operating activities
Net increase in net assets resulting from operations	$2,294,172	$-
Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by (used in) operating activities:

Change in unrealized gain on investments	(2,700,980)	-
Purchase of investments	(49,645,756)	-
Distributions from investments	1,499,389	-
Changes in operating assets and liabilities:
Accounts Payable	2,409	-
Accrued expenses and other related party payables	83,362	200
Net cash provided (used) by operating activities	(48,467,404)	200

Cash flows from financing activities:
Offering proceeds	42,777,499	7,222,501
Offering and syndication costs	(148,081)	-
Distributions	(1,285,502)	-
Net cash provided (used) by financing activities	41,343,916	7,222,501

Net increase (decrease) in cash	(7,123,488)	7,222,701

Cash, beginning of period	7,222,701	-
Cash, end of period	$99,213	$7,222,701

Supplemental Disclosure of Non-Cash Activity:
Deferred offering costs reimbursable to Managing Member	$-	$80,306

See accompanying notes, which are an integral part of these financial statements

F-6

NOTE 1: NATURE OF OPERATIONS

CARDONE EQUITY FUND V, LLC (the “Company”), is a limited liability company organized May 4, 2018 under the laws of Delaware and is located in Aventura, Florida.

The Company started accepting subscriptions on December 12, 2018 and commenced operations on January 1, 2019 when $6,982,521 was invested in its first multifamily real estate investment. On September 20, 2019, the Company completed raising $50 million under Regulation A Plus from over 2,200 individual investors and completed its investments in five multifamily real estate properties. The fund-raising activities were completed through Cardone Capital, LLC’s (the “Managing Member”) online platform.

The Company made its investments through limited liability corporations (“LLC’s”) (treated as partnerships) that own a single multifamily property (single purpose entities “SPE’s”). The LLC's are co-owned by the Company, Cardone Equity Fund IV, LLC (“CEF IV”), a related entity by common management, and Grant Cardone, managing member of Cardone Capital, LLC. Grant Cardone owns from 1% to 5.06% of the LLC’s. CEF IV is a $106 million fund for accredited investors that began its operations in September 2018. The Managing Member parallel invested the funds raised from the Company’s offering, funds raised from CEF IV’s offering and funds from Grant Cardone in all property acquisitions at varying ownership levels. The amount invested varied depending on the lender’s requirements and the amount of funds raised by the Company and CEF IV.

The Company is not registered as an Investment Company under the Investment Company Act of 1940, as amended.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared under accounting principles generally accepted in the United States of America (“GAAP”) for investment companies. The Company is an investment company that follows the specialized accounting and reporting guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946 “Financial Services – Investment Companies.” The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income, expenses and gains (losses) during the reporting period. Actual results could differ from those estimates.

Cash and Concentration of Cash Balance

The Company’s cash in bank deposit accounts, at times, may exceed federally insured limits.

Real Estate Investments

Investments in real estate are carried at fair value. Costs to acquire real estate investments are capitalized as a component of investment cost. The fair values of real estate investments are estimated based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date.

F-7

CARDONE EQUITY FUND V, LLC

NOTES TO FINANCIAL STATEMENTS

For the Year ended December 31, 2019 and the Period from May 4, 2018 (inception) to December 31, 2018

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Real Estate Investments (continued)

Investments without a public market are valued based on assumptions made and valuation techniques used by the Managing Member. Such valuation techniques may include discounted cash flow analysis, prevailing market capitalization rates or earnings multiples applied to earnings from the investment, analysis of recent comparable sales transactions, actual sale negotiations and bona fide purchase offers received from third parties, consideration of the amount that currently would be required to replace the asset, as well as independent external appraisals. In general, the Managing Member considers multiple valuation techniques when measuring the fair value of a real estate investment. However, in certain circumstances, a single valuation technique may be appropriate.

The fair value of real estate investments does not reflect the Company’s transaction sale costs, which may be incurred upon disposition of the real estate investments. Such costs are estimated to approximate 2% - 3% of gross property fair value. The Company also reflects its real estate equity investments net of investment level financing. Valuation adjustments attributable to underlying financing arrangements are considered in the real estate equity valuation.

The Company may invest in real estate and real estate related investments for which no liquid market exists. The market prices for such investments may be volatile and may not be readily ascertainable. In addition, there continues to be significant disruptions in the global capital, credit and real estate markets. These disruptions have led to, among other things, a significant decline in the volume of transaction activity, in the fair value of many real estate and real estate related investments, and a significant contraction in short-term and long-term debt and equity funding sources. This contraction in capital includes sources that the Company may depend on to finance certain of its investments. These market developments may have a significant adverse impact on the Company’s liquidity position, results of operations and financial condition and may continue to adversely impact the Company if market conditions continue to deteriorate. The decline in liquidity and prices of real estate and real estate related investments, as well as the availability of observable transaction data and inputs, may have made it more difficult to determine the fair value of such investments. Amounts ultimately realized by the Company from real estate investments sold may differ from the fair values presented, and the differences could be material.

Fair Value Measurement

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

F-8

CARDONE EQUITY FUND V, LLC

NOTES TO FINANCIAL STATEMENTS

For the Year ended December 31, 2019 and the Period from May 4, 2018 (inception) to December 31, 2018

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement (continued)

The investments in real estate will fall into Level 3 category, therefore, fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the reporting date.

Investments in Real Estate Transactions

Purchases and sales of real estate investments are recorded on a transaction basis. Distributions from the real estate investment are first applied to the cost of the investment until the total cost has been recovered, after which point any further distributions are recorded as realized gains. Further, realized gains and losses on real estate investment transactions will be recognized upon the sale of the investment. Changes in unrealized gains and losses are included in the results of operations.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial conditions and the results of operations.

Offering and Syndication Costs

Offering and syndication costs represent costs incurred in connection with the offering and syndication of members’ interests. These costs are reflected as a direct reduction of Class A net assets. During 2019, a total of $148,081 was incurred for offering and syndication costs.

Deferred Offering Costs

Deferred offering costs consist principally of accounting, marketing and legal fees incurred in connection with the Company’s offering that commenced during 2019 under Regulation A Plus. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the Statements of Net Assets. Upon completion of the offering, the deferred offering costs were charged to members’ equity in 2019.

Income Taxes

The Company is a limited liability company, treated as a partnership for U.S. income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Bipartisan Budget Act of 2015 provides that any entity treated as a partnership for U.S. income tax purposes may be directly assessed for federal income taxes, interest and penalties arising from partnership audits and/or adjustments (the “Assessment”) for tax years beginning after December 31, 2017, rather than the owners of the entity being liable for the Assessment. Any such Assessment against the entity would impact the equity interests of current owners pro-rata at the time the Assessment is levied absent claw-back provisions to any former owners or other special allocation provisions within the entity’s governing documents.

F-9

CARDONE EQUITY FUND V, LLC

NOTES TO FINANCIAL STATEMENTS

For the Year ended December 31, 2019 and the Period from May 4, 2018 (inception) to December 31, 2018

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return’s due date or the date filed) that remain subject to examination by the Company’s major tax jurisdictions.

For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

NOTE 3: FAIR VALUE MEASUREMENTS

The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

Cash, deferred offering costs, accrued expenses and other related party payables: these balances approximate their fair values due to the short maturities of these items.

Real estate investments are stated at fair value of the ownership interests of the underlying entities. The Company’s ownership interests are valued based on the fair value of the underlying real estate, any related mortgage loans payable, and other factors, such as ownership percentage, distribution provisions and capital call obligations. The Company’s estimates of the values of real estate properties have been prepared giving consideration to the income, direct capitalization and sales comparison approaches of estimating property value. The income approach estimates an income stream for a property (typically 10 years) and discounts this income plus a reversion (presumed sale) into a present value at a risk adjusted rate. Yield rates and growth assumptions utilized in this approach are derived from market transactions as well as other financial and industry data. The direct capitalization approach is based on the net operating income (NOI) of the underlying real estate for a stabilized operation divided by the market capitalization rate. The sales comparison approach compares recent transactions to the appraised property. Adjustments are made for dissimilarities which typically provide a range of value. The direct capitalization approach was used to value all of the Company’s real estate investments as of December 31, 2019. The terminal cap rate and the discount rate are significant inputs to these valuations. These rates are based on the location, type and nature of each property, and current and anticipated market conditions. Significant increases in discount or capitalization rates in isolation would result in a significantly lower fair value measurement. Significant decreases in discount or capitalization rates in isolation would result in a significantly higher fair value measurement.

F-10

CARDONE EQUITY FUND V, LLC

NOTES TO FINANCIAL STATEMENTS

For the Year ended December 31, 2019 and the Period from May 4, 2018 (inception) to December 31, 2018

NOTE 3: FAIR VALUE MEASUREMENTS (continued)

Investment values as of December 31, 2019 were determined based on capitalization rate of 4.61% to 5.85%. Fair value measurements take into consideration the estimated effect of physical depreciation, historical cost depreciation and amortization on real estate related investments.

Upon the disposition of all real estate investments by an investee entity, the Company will continue to state its equity in the remaining net assets of the investee entity during the wind-down period. The Company’s real estate investments are classified within level 3 of the valuation hierarchy.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the twelve months ended December 31, 2019:

Description	Real Estate Investments
Beginning balance, December 31, 2018	$-
Purchase of real estate investments	49,645,756
Unrealized gain (loss) on real estate investments	2,700,980
Distributions from real estate investments	(1,499,389)
Ending Balance, December 31, 2019	$50,847,347

NOTE 4: MEMBER’S EQUITY/NET ASSETS

The Managing Member held 100% of the member’s equity of the Company as of December 31, 2018. The Class B Interests were issued, at formation, as founder’s interests for no consideration.

On September 20, 2019, the Company completed raising the maximum amount of $50,000,000 by offering 50,000 Class A Interests at $1,000 per Interest through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A Plus” and sold the Interests directly to investors. The minimum investment was $5,000. The Class A Members in the Company will receive a 65% profits interest. As of December 31, 2018, the Company received proceeds of $7,222,501 for 7,222.501 Class A Interests which were accepted by the Managing Member after January 1, 2019.

The Managing Member’s Class B Interest is 35% profits interest.

Losses for any fiscal year shall be allocated among the Members in proportion to their positive capital account balances, giving consideration to their respective ownership period, until the balance of each capital account equals zero. Thereafter, all losses shall be allocated in accordance to each Member’s respective Percentage Interest in the Company. Profits will first be allocated pro rata to the Members in accordance with the amount of Losses previously allocated if such previous Losses were not offset by Profits. Thereafter, Profits shall be allocated in accordance with actual distributions of Distributable Cash and shall be allocated 65% to the Class A Members (in proportion to their respective Percentage Interests) and 35% to the Class B Interests. In all cases, giving consideration to their respective ownership period.

In accordance with the operating agreement, distributions will be allocated 65% to the Class A Members and 35% to the Class B Member. At this time, the Managing Member has distributed all distributable cash to the Class A Members which totaled $1,285,502 as of December 31, 2019 and zero as of December 31, 2018. At a later time, when the cash flow from operations increases or an exit event occurs, the Managing Member may adjust cash distributions to be allocated on a cumulative 65%/35% basis, the impact of this at December 31, 2019 would be to distribute an additional $692,193 to the Managing Member.

F-11

CARDONE EQUITY FUND V, LLC

NOTES TO FINANCIAL STATEMENTS

For the Year ended December 31, 2019 and the Period from May 4, 2018 (inception) to December 31, 2018

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has engaged the Managing Member to manage the Company, under a management agreement. The Company is subject to the following fees under this agreement:

Reimbursement of Offering and Syndication Costs

The Company’s Managing Member and its affiliates will be reimbursed for actual offering and syndication expenses incurred. Offering and syndication expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses.

The Company incurred a total of $148,081 in offering and syndication-related expenses which were initially advanced by a related party of the Company and fully repaid by December 31, 2019.

Deferred offering costs from inception to December 31, 2018 of $80,306 were incurred by a related party on the Company’s behalf and are shown as a related party liability on the 2018 Statement of Net Assets. This related party advance is unsecured, interest-free, and was repaid in 2019.

Acquisition Fee

Each of the Company’s real estate investments, are obligated to pay the Company’s Managing Member or its designated affiliate 1% of the investment’s fixed asset purchase price. This fee will be paid at the discretion of the Managing Member, but no later than the liquidation of the real estate investment. Should the fee be paid at acquisition, it is included as an acquisition cost of the SPE purchasing the property.

As of December 31, 2019, a total of $3,045,000 of acquisition fees have been paid with $1,621,762.50 remaining to be paid. The Company’s proportional share, based on the ownership of the respective investments, paid totaled $849,421 and $575,402 remains to be paid.

Disposition Fee

For each real estate investment, the Company will pay its Managing Member or its designated affiliate 1% of the investment’s sale price. This fee will be paid at the disposition of the real estate investment.

Asset Management Fee

The Company will pay the Managing Member, or its designated affiliate, a 1% annualized Asset Management Fee during the first three years of operations which will be calculated based on the Contributed Capital as of the end of each prior month. After the first three years, the amount of Contributed Capital will be reduced for the return of capital to Members from the liquidation and disposition from the sale of one of the Company’s assets. This fee will be payable monthly at the discretion of the Managing Member. During 2019, the Company incurred $327,190 in Asset Management Fee expense, of which $83,562 remains payable as of December 31, 2019.

F-12

CARDONE EQUITY FUND V, LLC

NOTES TO FINANCIAL STATEMENTS

For the Year ended December 31, 2019 and the Period from May 4, 2018 (inception) to December 31, 2018

NOTE 5: RELATED PARTY TRANSACTIONS (continued)

Notes Payable

When each Cardone Member entity purchases a multifamily property, Grant Cardone contributes his equity and loans the balance needed to purchase the property to each Cardone Member entity. The aggregate principle balance loaned by Grant Cardone on behalf of the Company to the Cardone Member entities to acquire the investments amounted to approximately $42,159,000. Each loan pays 6% interest rate, is unsecured and is payable on demand. As of December 31, 2019, all loans had been repaid and the Company’s proportional share of interest paid totaled $216,266.

Co-investments

As of December 31, 2019, the Company has co-invested with CEF IV and Grant Cardone as follows:

	10X Living at Delray		Stella at Riverstone		10X Living at Sawgrass		10X Living at Naples		10X Living at Breakfast Point
Entity	Investment	Percentage	Investment	Percentage	Investment	Percentage	Investment	Percentage	Investment	Percentage

CEF IV	$20,386,500	59.52%	$18,759,605	64.14%	$35,597,729	70.67%	$16,909,610	58.11%	$14,120,800	72.79%
CEF V	13,363,500	39.02%	9,015,395	30.82%	12,227,271	24.27%	10,730,390	36.87%	4,309,200	22.21%
Grant Cardone	500,000	1.46%	1,475,000	5.04%	2,550,000	5.06%	1,460,000	5.02%	970,000	5.00%
Total	$34,250,000	100.00%	$29,250,000	100.00%	$50,375,000	100.00%	$29,100,000	100.00%	$19,400,000	100.00%

NOTE 6: FINANCIAL RISKS AND UNCERTAINTIES

The Company is subject to several risks including the following:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments.

Market Risk

Market risk is the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counter parties fail to perform pursuant to the terms of their obligations.

F-13

CARDONE EQUITY FUND V, LLC

NOTES TO FINANCIAL STATEMENTS

For the Year ended December 31, 2019 and the Period from May 4, 2018 (inception) to December 31, 2018

NOTE 7: FINANCIAL HIGHLIGHTS

The following summarizes the Company’s financial highlights for the period from May 4, 2018 (inception) through December 31, 2019:

Class A Members
Total return [1]
End of period since-inception internal rate of return	4.19%
Beginning of period since-inception internal rate of return	-%

Expense ratios [2]
Operating expense	.73%

Net investment income (loss) ratio [3]	.73%

_________________

1 Total return is calculated based on a dollar-weighted internal rate of return methodology net of fees. The internal rate of return is computed on a since-inception basis using annual compounding and the actual dates of cash inflows received by and outflows paid to investors and including ending net asset value as of each measurement date. Because total return is calculated for the Class A Members taken as a whole, an individual Class A Member’s return may vary from these returns based on a different management fee and incentive arrangements (as applicable) and the timing of capital contributions.

2 These expense ratios are calculated for the Class A Members taken as a whole using weighted average of net assets for the period. The computation of such ratios is based on the amount of expenses assessed to an individual Class A Member’s capital may vary from these ratios based on different management fee incentive arrangements (as applicable) and the timing of capital transactions.

3 The net investment income ratios are calculated for the Class A Members taken as a whole using weighted average net assets for the period. The computation of the net investment income ratio is based on the amount of net investment income assessed to an individual Class A Member’s capital may vary from these ratios based on different management fee arrangements (as applicable).

NOTE 8: SUBSEQUENT EVENTS

As of April 2020, Cardone Equity Fund V has distributed an additional $562,502 to Class A Members.

In March 2020 the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The potential impact upon the Company of the COVID-19 pandemic cannot be determined at this time, but it could have a material adverse effect on the Company’s financial position, results of operations and cash flows resulting from matters including the financial condition and operations of the Company’s underlying investments and other factors impacting their fair value. On April 9, 2020, the Managing Member announced to its Members that as a precaution, distributions to all Members would be paused for the next 90-days, until the economy becomes more stable. Thus, providing additional operating reserves during these uncertain times.

Management has evaluated subsequent events through April 21, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

F-14

Item 8. Exhibits

Exhibit 2.1*	Articles of Organization

Exhibit 4.1*	Subscription Agreement

Exhibit 6.1*	Operating Agreement

Exhibit 6.2*	Material Contract - Crowdstreet

Exhibit 6.3*	Material Contract - Computershare

Exhibit 11.1*	Consent of Auditor

Exhibit 11.2	Consent of Auditor

Exhibit 12.1*	Opinion re: Legality

_______

* Filed previously

10

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aventura, State of Florida, on April 21, 2020.

Cardone Equity Fund V, LLC

By:	Cardone Capital, LLC, its Manager

By:	/s/ Grant Cardone
Name:	Grant Cardone
Title:	Chief Executive Officer

This Annual Report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Grant Cardone	Chief Executive Officer of Cardone Capital, LLC	April 21, 2020
Grant Cardone	(Principal Executive Officer)

11